328 - 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710
MAG Silver Corp.	May 20, 2009
For Immediate Release	NR#09-15

MAG Silver Reports Excellent Metallurgical Recoveries

Vancouver, B.C…MAG Silver Corp. (TSX: MAG) (NYSE.A: MVG) (“MAG”) reports on behalf of Minera Juanicipio SA, a 56/44 joint venture between Fresnillo plc (“Fresnillo”) and MAG, preliminary metallurgical results of combined recoveries in the lead, zinc and pyrite (iron) concentrates are: 96% of the Silver; 88% of the Gold; 90% of the Lead and 82% of the Zinc.

Conventional selective flotation tests were done on drill core composites grading 812 grams per tonne (g/t) silver; 1.64 g/t gold; 1.86% lead; and 3.17% zinc, with grinding to 80% less than 40 microns, to make lead, zinc and pyrite concentrates (see Table B below).  Parameters were similar to those in routine application at the nearby Fresnillo Silver (lead, zinc) Mine, except that the test grind is slightly finer.

The concentrate grades and recoveries of silver, gold, lead, and zinc in the selective flotation tests are satisfactory. Twenty percent of the gold reports to the pyrite concentrate so processes to recover this gold are under evaluation.

A $500,000 engineering budget, including a Scoping Level Study for a stand alone mine on the Juanicipio Joint Venture is underway and results are expected before the end of the second quarter.

“We are pleased, but not surprised, to see that preliminary testing shows that mineralization from the Valdecañas Vein responds to roughly the same metallurgical processes as are routinely used next-door at the Fresnillo Mill”, said Dan MacInnis, MAG Silver President.  “Combining these results with our newly updated Indicated and Inferred Resource studies puts us two big steps forward on the path to bringing the Valdecañas Vein towards production”

The operator of the Joint Venture, Fresnillo is also reporting that drilling of the Encino Vein has started with Hole C17.

Certain drill results are also reported here on holes that tested the modelled elevation of the Bonanza Zone on the Juanicipio Vein which include the widest vein intercept on the Juanicipio Vein to date.  To date, all the holes drilled on the Juanicipio Vein show vein quartz textures, barite, and the low base metal values typical of the uppermost reaches of a bonanza zone like that encountered in the Valdecañas Vein.  Currently, Hole 21P is in progress on the Juanicipio Vein at about this same level, but subsequent holes are planned to test the vein at least 100 metres deeper than Hole 19P.

Hole RB was drilled on the eastern portion of the Valdecañas Vein to define the uppermost limits of the Bonanza Zone, almost 100 metres up dip from recently reported Hole RC. As expected, a very narrow intercept was encountered carrying insignificant values.  This hole effectively defines the upper limit of the vein near the eastern boundary of the Joint Venture.

At this time three holes (PC, PE and JB) are in progress on the Valdecañas Vein and are part of the proposed 5,000 metre definition drill program for 2009.

In the last week of March, a drill was assigned to the Encino Vein and drilling was started with Hole C17. This hole is targeted to intersect the Encino Vein up dip and within 50 metres of the intercept reported in Hole JI-06-IE.  This hole is the initiation of an 8,000 metre proposed drill program for 2009 on the Encino Vein.

The overall 2009 exploration program proposes a minimum of 24,000 metres of drilling focused on the Valdecañas Vein, Juanicipio Vein, the Encino Vein and new exploration targets. One drill is currently operating on the Juanicipio Vein, three drills are presently turning on the Valdecañas Vein and one drill is operating on the Encino Vein.

“TABLE A”

Hole No	Vein	From	To	Width	Silver g/t	Silver opt	Gold g/t	Lead	Zinc	True Width
19Q	Juanicipio	656.55	660.60	4.05	133	3.80	2.66	0.03	0.10	3.10
16Q	Juanicipio	683.30	684.35	1.05	75	2.2	0.62	0.07	0.42	0.27
JI-09-RB	Valdecañas	505.40	506.30	0.90	4.80	0.14	0.02	0.00	0.02	0.16

“TABLE B ” METALLURGICAL BALANCE
Minera Juanicipio - Valdecañas Project

		Assays						Distribution (%)
Product	Weight (%)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Fe (%)	Au	Ag	Pb	Zn	Cu	Fe
Feed		1.64	812	1.86	3.17	0.11	9.66	100.0	100.0	100.0	100.0	100.0	100.0
Lead Conc.	3.9	25.92	17,498	42.58	7.84	0.83	9.76	62.0	84.4	89.7	9.7	29.6	4.0
Zinc Conc.	5.2	1.94	898	0.55	50.30	0.45	9.62	6.1	5.7	1.5	82.1	21.3	5.2
Iron Conc.	15.0	2.14	366	0.30	0.25	0.03	32.93	19.6	6.8	2.4	1.2	4.6	51.2
Tails	75.9	0.27	33	0.16	0.29	0.06	5.05	12.3	3.1	6.4	7.0	44.4	39.7

Details of Metallurgical Testwork

Testing for mineralogical characterization, recovery process definition and basic milling engineering studies has been done in CIDT laboratories on composite samples taken from 10 diamond drill hole intercepts spaced along the length and height of the Valdecañas Vein.

Mineralogy at Valdecañas is fine-grained and dominated by galena, sphalerite, pyrite and chalcopyrite with silver sulphides (principally acanthite a.k.a. “argentite”) and silver sulphosalts (principally pyrargyrite) in a quartz-calcite-aluminosilicate gangue.  85% of the silver is contained in acanthite and pyrargyrite, gold dominantly occurs with silver as electrum (80%) and in pyrite (20%).  The sphalerite carries about 53% Zn with 10% Fe.  Average Work Index is 17.4, which is consistent with the gangue mineralogy dominated by quartz and aluminosilicates.

The testwork indicates specific recoveries in the lead concentrate of: 62% of the gold; 84% of the silver; 89.7% of the lead, and 9.7% of the zinc. Recoveries in the zinc concentrate are: 6.1% of the gold; 5.7% of the silver; 1.5% of the lead; and 82% of the zinc.  Recoveries in the pyrite concentrate are: 19.6% of the gold; 6.8% of the silver; 2.4% of the lead, and 1.2% of the zinc.

Overall the grades and recoveries of silver, lead, zinc and gold in the selective flotation tests are satisfactory considering the fine-grain size and galena-sphalerite-pyrite-gangue mineralogical assemblage.  However, grinding to 80% less than 40 microns increases the liberation of galena and sphalerite to 93 and 86% respectively, with a concomitant improvement in recovery of silver and gold.

Approximately 20% of the gold and 7% of the silver reports to the pyrite concentrate and recovery of gold and silver from these are being tested in more depth.  Preliminary cyanidation testing of these pyrite concentrates, remilled to 80% less than 5 microns, indicates potential recoveries of approximately 80% of the gold and 90% of the silver in these concentrates.

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is a vendor of one project, other than Juanicipio, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About the Joint Venture

The 8,000 hectare Juanicipio property is located in Zacatecas State, Mexico just outside the mining town of Fresnillo. The Fresnillo mine area has been in continuous production since the 1500’s and today is host to the world’s largest producing primary silver mine operated by Fresnillo plc. The Fresnillo/MAG Juanicipio Joint Venture lies 5 kilometres west from the principal production head-frame of the Fresnillo Mine and 1.5 kilometres west from the Saucito Vein, currently undergoing preproduction development with construction of a 600 metre shaft and a 2,200 metre decline.  Fresnillo operates the delineation and exploration program on behalf of the joint venture company, Minera Juanicipio S.A. DE C.V.

About MAG Silver Corp. (www.magsilver.com)

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio property in Zacatecas State, Mexico. MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE Amex under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710
For further information on behalf of Fresnillo plc Contact Octavio Alvidrez, Investor Relations
Website: Phone:	www.fresnilloplc.com 52 (55) 5279 3250 011-44-207-399-2470	Email: Fax:	om_alvidrez@fresnilloplc.com 52 (55) 5279 3217 011-44-207-399-2471

Neither the Toronto Stock Exchange nor the New York Stock Exchange Alternext US LLC has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note:

 Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.

VALDECAÑAS VEIN - VERTICAL LONGITUDINAL SECTION

May, 2009

(Interpretation subject to change)

*Assay Results: True Width (meters) / Ag g/t / Au g/t
g/t (grams per tonne)
200 m
Legend
>500 g/t Ag
250 - 500 g/t Ag
<250 g/t Ag
Proposed Hole
In Progress
Surface
Section G
Section I
Section K
Section M
Section O
Section Q
Section S
Preliminary Position (best estimate)
Fresnillo
MAG/Fresnillo
1,500 m
Top of interpreted Bonanza Zone
meters above sea level
2220
2120
2020
1920
1820
1720
1620
1520
1420
-800
-700
-600
-500
-400
-300
-200
-100
0
100
200
300
400
500
JI-07-GY 0.7m/121/0.61
JI-07-GZ 1.4m/769/2.11
JI-07-GA 6.0m/562/0.55
JI-07-GB 3.7m/244/1.50
JI-07-GC 5.8m/1,635/0.51
JI-07-GD 16.1m/1,353/3.79
JI-08-GE 7.4m/123/4.89 4.7m/1179/1.98
HB
IB
JB In Progress
JI-08-IC 6.0m/201/1.10
JI-08-HD 0.5m/42/0.05
JI-08-ID2 6.0m/201/1.12
JI-08-HE 3.2m/145/1.63
JI-08-HF 1.5m/58/0.35
JI-08-HG 1.5m/58/0.35
JI-06-IE 4.6m/1,843/4.43
JI-08-JE 5.4m/243/2.74
JI-08-JC 6.0m/855/9.47
JI-08-JD 8.7m/392/1.01
KG
JI-03-07 0.3m/593/0.53
JI-06-MA 0.7m/12/0.04
JI-07-KC 0.6m/401/0.19
JI-06-MB 1.5m/2,210/6.96
JI-06-KD 9.8m/2,279/2.66
JI-06-MC 7.0m/1,347/0.50
JI-08-LE2 7.8m/1,068/1.25
JI-05-16 5.5m/1,798/2.91
JI-06-ME 7.0m/1,703/3.45
LF
JI-07-KE 4.5m/82/0.73
JI-06-MF 7.2m/675/1.43
JI-09-KF 4.3m/38/0.21
JI-07-MG 4.6m/192/2.29
NB
JI-08-NE 3.4m/1,338/3.56
JI-08-ND 5.1m/1052/0.63
NF
OC Hole Lost / No Recovery
OD
JI-08-QD 0.7m/200/0.69
JI-08-OE2 1.8m/5/0.10
JI-08-OF 4.7m/224/1.77
JI-08-OG 4.4m/142/1.29
PC Assays Pending
PE In Progress
JI-09-RB 0.16m/5/0.02
JI-08-QE 4.7m/1,198/0.20
JI-09-PD 4.7m/1021/3.32
JI-08-QF 6.2m/ 578/3.85
JI-08-QG 1.9m/86/0.15
JI-08-QH 10.9m/57/1.86
JI-09-RC 4.2m/660/2.45
JI-08-RD 8.0m/842/1.20
JU5 2.3m/136/0.24
JU6 0.7m/156/0.51
TD
JI-07-SD 4.0m/271/2.78
JI-08-SE 2.0m/124/0.89
JI-07-UE 10.0m/28/0.48
JI-08-TE 3.5m/68/1.32

JUANICIPIO VEIN - VERTICAL LONGITUDINAL SECTION

May, 2009

*Assay Results: True Width (meters) / Ag g/t / Au g/t
g/t (grams per tonne)
200 m
PLAN VIEW (INSET MAP)
Valdecañas Vein
JV Boundary
MAG-Peñoles JV (44% - 56%)
Juanicipio Vein
Legend
Proposed Hole
In Progress
Completed Hole
Surface
MAG/Fresnillo
Fresnillo
meters above sea level
2250
2150
2050
1950
1850
1750
1650
1550
JI-02
1.50m/1/1.59
JI-10P
0.35m/234/0.11
JI-11P
0.55m/0.5/0.05
JI-12P
0.25m/46g/t/0.20
JI-01
2.00m/630/11.44
Top of interpreted Bonanza Zone
JI-18P
0.60m/4,100/1.47
JI-17P
0.60m/130/0.34
JI-16Q
0.27m/75/0.62
JI-20O
JI-23P
JI-22Q
21P
in progress
JI-19P
3.10m/133/2.66
JI-20P
0.92m/115/4.95
JI-18Q
0.85m/55/0.27
JI-23Q
JI-22P
JI-21Q
JI-19Q
JI-17Q
JI-16R
MAG